NEWS RELEASE

New York - AG	February 22, 2024
Toronto – FR
Frankfurt – FMV

First Majestic Announces Financial Results for Q4 2023, FY2023, Quarterly Dividend Payment and Deferral of Silver Sales

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:FR) (FSE:FMV) (the "Company" or “First Majestic”) is pleased to announce the consolidated financial results of the Company for the fourth quarter and year ended December 31, 2023. The full version of the audited annual financial statements and the management's discussion and analysis can be viewed on the Company's website at www.firstmajestic.com or on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

2023 HIGHLIGHTS

•Production of 26.9 million silver equivalent ("AgEq") ounces, consisting of 10.3 million silver ounces and 198,921 gold ounces.
•Annual revenues of $573.8 million, compared to $624.2 million in 2022.
•Strong operating cash flows before working capital and taxes of $99.2 million, compared to $109.4 million in 2022.
•Consolidated cash cost was $14.49 per AgEq ounce and All-In Sustaining Cost (“AISC”) (see “Non-GAAP Financial Measures" below) was $20.16 per AgEq ounce.
•Adjusted net earnings of $(23.8) million, or $(0.08) per share, after excluding non-cash or unusual items.
•Realized an average silver price of $23.29 per payable AgEq ounce, representing a 4% increase compared to 2022.
•The Company held 300,000 silver bullion ounces in finished goods inventory as at December 31, 2023 that has been dedicated to build an initial inventory balance for the Company's minting facility, First Mint, LLC. The fair value of this inventory at December 31, 2023 was $7.1 million.
•The Company paid $5.9 million in dividends to shareholders in 2023.
•At the end of the year, the Company had a cash and restricted cash balance of $251.2 million consisting of $125.6 million cash and cash equivalents and $125.6 million of restricted cash. The Company also ended the year with a strong liquidity position of $313.6 million consisting of $188.9 million in working capital and $124.6 million of available, undrawn revolving credit facility.

4th QUARTER HIGHLIGHTS
•Production of 6.6 million AgEq ounces, consisting of 2.6 million silver ounces and 46,585 gold ounces, a 6% increase compared to the previous quarter.
•Increased quarterly revenues to $136.9 million, compared to $133.2 million in the previous quarter.
•Improved mine operating earnings to $17.9 million, compared to $13.0 million in the previous quarter.
•Strengthened operating cash flows before movements in working capital and taxes to $36.3 million, compared to $14.1 million in the previous quarter.
•Consolidated cash cost improved to $13.01 per AgEq ounce and AISC decreased to $18.50 per AgEq ounce representing an improvement of 8% and 6%, respectively, compared to the previous quarter.
•Adjusted net earnings of $(8.3) million (adjusted EPS of $(0.03)) (see “Non-GAAP Financial Measures”, below) after excluding non-cash and non-recurring items.
•Declared a cash dividend payment of $0.0048 per common share for the fourth quarter of 2023 for shareholders of record as of the close of business on March 14, 2024, to be paid out on or about, March 28, 2024.
2023 ANNUAL AND FOURTH QUARTER HIGHLIGHTS

Key Performance Metrics	2023-Q4	2023-Q3	Change Q4 vs Q3	2023	2022	Change Q4 vs Q4
Operational
Ore Processed / Tonnes Milled	652,731	670,203	(3%)	2,901,972	3,468,987	(16%)
Silver Ounces Produced	2,612,416	2,461,868	6%	10,250,755	10,522,051	(3%)
Gold Ounces Produced	46,585	46,720	0%	198,921	248,394	(20%)
Silver Equivalent Ounces Produced	6,640,550	6,285,790	6%	26,874,417	31,252,920	(14%)
Cash Costs per Silver Equivalent Ounce (1)	$13.01	$14.13	(8%)	$14.49	$14.39	1%
All-in Sustaining Cost per Silver Equivalent Ounce (1)	$18.50	$19.74	(6%)	$20.16	$19.74	2%
Total Production Cost per Tonne (1)	$122.76	$125.81	(2%)	$127.16	$124.64	2%
Average Realized Silver Price per Silver Equivalent Ounce (1)	$24.16	$22.41	8%	$23.29	$22.49	4%

Financial (in $millions)
Revenues	$136.9	$133.2	3%	$573.8	$624.2	(8%)
Mine Operating Earnings	$17.9	$13.0	37%	$25.6	$16.8	53%
Net Earnings (Loss)	$10.2	($27.1)	138%	($135.1)	($114.3)	(18%)
Operating Cash Flows before Non-Cash Working Capital and Taxes	$36.3	$14.1	157%	$99.2	$109.4	(9%)
Cash and Cash Equivalents	$125.6	$138.3	(9%)	$125.6	$151.4	(17%)
Restricted Cash	$125.6	$119.0	6%	$125.6	$125.2	0%
Working Capital (1)	$188.9	$197.8	(4%)	$188.9	$202.9	(7%)
Free Cash Flow (1)	$3.8	$6.4	(41%)	($9.0)	($64.9)	86%

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	$0.04	($0.09)	138%	($0.48)	($0.43)	(10%)
Adjusted EPS (1)	($0.03)	($0.04)	21%	($0.08)	($0.21)	60%

(1) The Company reports non-GAAP measures which include cash costs per silver equivalent ounce produced, cash costs per gold ounce produced, all-in sustaining cost per silver equivalent ounce produced, all-in sustaining cost per gold ounce produced, total production cost per tonne, average realized silver price per silver equivalent ounce sold, average realized gold price per ounce sold, working capital, adjusted EPS and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” below for further details of these measures.

2023 FINANCIAL RESULTS

The Company generated annual revenues totaling $573.8 million in 2023, or 8% lower compared to 2022, primarily due to the temporary suspension of mining activities at Jerritt Canyon in March 2023. As a result, the Company realized a 10% decrease in the total number of payable AgEq ounces sold, which was partially offset by an increase in payable AgEq ounces produced at Santa Elena, combined with a 4% increase in the average realized silver price.
Annual mine operating earnings increased to $25.6 million compared to $16.8 million in 2022. The improvement in mine operating earnings was primarily driven by a decrease in operating losses at Jerritt Canyon, following the temporary suspension of mining activities. The Company also saw a 19% increase in operating earnings at Santa Elena compared to the prior year, attributable to stronger metal recoveries and grades from Ermitaño, which achieved a new annual production record. Also, cost-saving measures implemented by the Company helped offset the strengthening of the Mexican Peso and combat inflationary impacts.
Cash flows before movements in working capital and taxes during the year were $99.2 million compared to $109.4 million in the prior year, representing a 9% decrease.
The Company reported a net loss of $135.1 million (EPS of $(0.48)) compared to $114.3 million (EPS of $(0.43)) in 2022. Net loss was primarily attributable to an impairment charge of $125.2 million recorded on the Jerritt Canyon mine due to the temporary suspension of mining operations announced on March 20, 2023. Additionally, the Company incurred one-time costs including: $13.4 million for standby costs at Jerritt Canyon, a $7.2 million non-cash charge related to the sale of La Parrilla, and $6.9 million in severance and restructuring costs incurred to focus on optimizing the workforce across the Company.
Adjusted net earnings for the year, normalized for non-cash or non-recurring items such as impairment charges, tax settlements, share-based payments, unrealized losses on marketable securities and non-recurring write-downs on mineral inventory was $(23.8) million, or $(0.08) per share, compared to $(55.4) million, or $(0.21) per share in 2022.
The Company ended 2023 with a strong treasury of $251.2 million, consisting of $125.6 million in cash and cash equivalents as well as restricted cash of $125.6 million. The Company also ended the year with working capital of $188.9 million.

FULL YEAR 2023 OPERATIONAL RESULTS

Annual Production Summary	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Ore Processed / Tonnes Milled	875,345	882,592	966,392	177,643	2,901,972
Silver Ounces Produced	6,355,308	1,176,591	2,718,856	—	10,250,755
Gold Ounces Produced	76,964	100,535	321	21,101	198,921
Silver Equivalent Ounces Produced	12,789,920	9,571,792	2,745,622	1,767,083	26,874,417
Cash Costs per Silver Equivalent Ounce(1)	$12.51	$11.87	$20.05	$34.17	$14.49
All-in Sustaining Cost per Silver Equivalent Ounce(1)	$16.48	$14.83	$24.28	$38.99	$20.16
Cash Cost per Gold Ounce	N/A	N/A	N/A	$2,859	N/A
All-in Sustaining Costs per Gold Ounce	N/A	N/A	N/A	$3,262	N/A
Total Production Cost per Tonne(1)	$176.84	$115.48	$54.74	$334.39	$127.16
(1) See "Non-GAAP Measures" for further details of these measures.
Silver production in 2023 reached 10.3 million ounces, compared to the Company’s revised guidance range of 10.5 to 11.2 million silver ounces, primarily due to lower silver production in H2 at La Encantada. Gold production reached 198,921 ounces which was aligned to the higher end of the Company's revised guidance range of between 190,000 to 201,000 ounces.
Cash cost per AgEq ounce in the year was $14.49 compared to $14.39 in 2022. The marginal increase in cost per ounce was primarily due to the strengthening of the Mexican Peso, inflation and lower AgEq production at La Encantada. This was partially offset by increased AgEq production at Santa Elena, which set a new annual record combined with cost saving programs implemented across the Company.

AISC per AgEq ounce in 2023 was $20.16, compared to $19.74 in the previous year. The increase in AISC per ounce was primarily due to higher cash costs.
The Company’s total capital expenditures in 2023 was $141.0 million consisting of $71.7 million for underground development, $32.2 million in exploration, and $37.1 million in property, plant and equipment. Total investments in 2023, on a mine-by-mine basis, primarily consisted of $49.7 million at San Dimas, $49.1 million at Santa Elena, $8.6 million at La Encantada, $28.1 million at Jerritt Canyon, and $5.5 million for other strategic projects.

4th QUARTER FINANCIAL RESULTS

Revenues generated during the quarter totaled $136.9 million, representing a 3% increase compared to the third quarter of 2023, primarily attributable to record quarterly production at Santa Elena.
The Company realized an average price of $24.16 per AgEq ounce during the fourth quarter, representing an 8% increase compared to the third quarter of 2023.
Operating cash flows before movements in working capital and taxes in the quarter increased to $36.3 million compared to $14.1 million in the third quarter of 2023.
The Company reported mine operating earnings of $17.9 million during the quarter compared to $13.0 million in the third quarter of 2023. The increase in mine operating earnings is primarily attributable to an increase in operating earnings at Santa Elena of $8.0 million, representing a 41% increase compared to the third quarter.
Net earnings for the quarter amounted to $10.2 million (EPS of $0.04) compared to $(27.1) million (EPS of $(0.09)) in the third quarter of 2023. Adjusted net earnings, normalized for non-cash or non-recurring items such as share-based payments, unrealized losses on marketable securities and non-recurring write-downs on mineral inventory for the quarter was $(8.3) million (adjusted EPS of $(0.03)) compared to $(10.9) million (adjusted EPS of $(0.04)) in the third quarter of 2023.

OPERATIONAL HIGHLIGHTS
The table below represents the quarterly operating and cost parameters at each of the Company's three producing mines during the quarter.

Fourth Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Jerritt Canyon(1)	Consolidated
Ore Processed / Tonnes Milled	215,232	233,601	203,898	—	652,731
Silver Ounces Produced	1,513,791	582,484	516,141	—	2,612,416
Gold Ounces Produced	18,468	28,056	61	—	46,585
Silver Equivalent Ounces Produced	3,110,677	3,008,449	521,424	—	6,640,550
Cash Costs per Silver Equivalent Ounce(2)	$13.21	$10.42	$26.19	$—	$13.01
All-in Sustaining Cost per Silver Equivalent Ounce(2)	$17.80	$12.82	$34.14	$—	$18.50
Cash Cost per Gold Ounce(2)	N/A	N/A	N/A	$—	N/A
All-In Sustaining Costs per Gold Ounce(2)	N/A	N/A	N/A	$—	N/A
Total Production Cost per Tonne(2)	$183.61	$117.36	$64.70	$—	$122.76
(1) Jerritt Canyon did not have production in the fourth quarter.
(2) See “Non-GAAP Financial Measures”, below for further details of these measures.

Total production in the fourth quarter was 6.6 million AgEq ounces consisting of 2.6 million ounces of silver and 46,585 ounces of gold, representing a 6% increase and marginal decrease, respectively, compared to the previous quarter, due to higher tonnes, grades and recoveries at Santa Elena.
Cash cost for the quarter continued to improve, reaching $13.01 per AgEq ounce, compared to $14.13 per AgEq ounce in the previous quarter. The reduction in cash costs per ounce was primarily attributable to an increase in AgEq production at the Santa Elena operations. Production at Santa Elena increased by 67%, compared to the prior quarter, as a direct result of processing higher grade silver and gold ore from the Ermitaño underground mine. Record recoveries were also achieved due to the recent addition of the dual-circuit plant. Additionally, the

Company has implemented numerous cost-saving measures to help offset the strengthening of the Mexican Peso and to combat inflationary impacts primarily in energy, reagents, and other major consumables.
AISC in the fourth quarter was $18.50 per AgEq ounce compared to $19.74 per AgEq ounce in the previous quarter. The 6% improvement in AISC was primarily attributable to lower cash costs along with a reduction in general and administrative costs as the Company has reduced its headcount across various corporate and operational departments.
Total capital expenditures in the fourth quarter were $31.6 million, primarily consisting of $13.8 million at San Dimas, $9.8 million at Santa Elena, $3.1 million at La Encantada, $2.5 million at Jerritt Canyon and $2.3 million for strategic projects.
Q4 2023 DIVIDEND ANNOUNCEMENT

The Company is pleased to announce that its Board of Directors has declared a cash dividend payment in the amount of $0.0048 per common share for the fourth quarter of 2023. The fourth quarter cash dividend will be paid to holders of record of First Majestic’s common shares as of the close of business on March 14, 2024, and will be paid out on or about March 28, 2024.
Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 1% of the Company’s net quarterly revenues divided by the number of the Company’s common shares outstanding on the record date.
The amount and distribution dates of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes. Dividends paid to shareholders outside Canada (non-resident investors) may be subject to Canadian non-resident withholding taxes.
The Company also announces that effective February 20, 2024, Ana Lopez has resigned as a director of the Company. Management would like to thank Ana for her contributions and wishes her all the best in her future endeavors.
RENEWS ATM PROGRAM
The Company announces it has entered into an equity distribution agreement (the “Sales Agreement”) with BMO Capital Markets and TD Securities (the “Agents”) pursuant to which the Company may, at its discretion and from time-to-time until September 3, 2025, sell, through the Agents, such number of common shares of the Company (“Common Shares”) as would result in aggregate gross proceeds to the Company of up to US$150.0 million (the “Offering”). The Sales Agreement replaces the previous equity distribution agreement entered into between the Company and the Agents on February 23, 2023, which terminated in accordance with its terms on June 18, 2023. Sales of Common Shares will be made through “at-the-market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, including sales made directly on the New York Stock Exchange (the “NYSE”), or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The sales, if any, of Common Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on the NYSE at market prices, or as otherwise agreed upon by the Company and the Agents. No offers or sales of Common Shares will be made in Canada on the Toronto Stock Exchange (the “TSX”) or other trading markets in Canada.

The Offering will be made by way of a prospectus supplement to the base prospectus included in the Company’s existing US registration statement on Form F-10 (the “Registration Statement”) and Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated August 3, 2023. The prospectus supplement relating to the Offering has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission (the “SEC”). The US prospectus supplement (together with the related base prospectus) will be available on the SEC's website (www.sec.gov) and the Canadian prospectus supplement (together with the related Base Shelf Prospectus) will be available on the SEDAR+ website maintained by the Canadian Securities Administrators at www.sedarplus.ca. Alternatively, the Agents will provide copies of the US prospectus and US prospectus supplement upon request by contacting BMO Capital Markets (c/o BMO Capital Markets Corp., Attention: Equity Capital Markets Desk, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by email: bmoprospectus@bmo.com).

The Company expects to use the net proceeds of the Offering, if any, together with the Company's current cash resources, to develop and/or improve the Company's existing mines and to add to the Company's working capital.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

ABOUT THE COMPANY
First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, and the La Encantada Silver Mine as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.
First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest premiums available. In Q1 2024, First Majestic will also commence bullion production from its 100%-owned and operated minting facility, First Mint, LLC, to manufacture its very own exceptional silver bullion products catering to the growing demand for physical silver.
For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
"signed"
Keith Neumeyer, President & CEO

Non-GAAP Financial Measures

This news release includes reference to certain financial measures which are not standardized measures under the Company's financial reporting framework. These measures include cash costs per silver equivalent ounce produced, all-in sustaining cost (or “AISC”) per silver equivalent ounce produced, cash costs per gold ounce produced, AISC per gold ounce produced, total production cost per tonne, average realized silver price per ounce sold, average realized gold price per ounce sold, working capital, adjusted net earnings and EPS and free cash flow. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms please see “Non-GAAP Measures” in the Company's most recent management discussion and analysis filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and “forward‐looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward‐looking statements in this press release include, but are not limited to, statements with respect to: the total number of Common Shares sold under the Sales Agreement and the anticipated use of proceeds thereof; the continued availability and pricing of products at the Company's Bullion Store; the production of bullion from the Company's 100%-owned and operated minting facility; increased bullion sales; the impact of the Company’s cost-savings measures; the payment of dividends; and expected increases in the demand for silver. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward‐looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward‐looking statements. Forward‐looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward‐looking statements, including but not limited to: the duration and effects of the coronavirus and COVID‐19, and any other pandemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled “Description of the Business ‐ Risk Factors” in the Company's most recent Annual Information Form, available on SEDAR+ at www.sedarplus.ca, and Form 40‐F available on EDGAR at www.sec.gov. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward‐looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.